    As filed with the Securities and Exchange Commission on January 27, 1999
                                                     Registration No. 033-54211
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                       POST-EFFECTIVE AMENDMENT NO. 14 TO
                             REGISTRATION STATEMENT
                                   ON FORM S-2
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                             WAXMAN INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   34-0899894
                     (I.R.S. Employer Identification Number)

                                24460 Aurora Road
                           Bedford Heights, Ohio 44146
                                 (440) 439-1830
               (Address, including zip code, and telephone number,
             including area code, of registrant's principal offices)

                                   ----------

                                  ARMOND WAXMAN
                                24460 Aurora Road
                           Bedford Heights, Ohio 44146
                                 (440) 439-1830
            (Name, address, including zip code, and telephone number,
                   including area code, of agents for service)

                                   ----------

                                   Copies to:
                            SCOTT M. ZIMMERMAN, ESQ.
                      Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500

                                   ----------

               APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective.

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

               If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

               If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC acting pursuant to said section 8(a), may determine.

               The information in this prospectus is not complete and may be changed. The holders of the warrants and the common stock may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or territory where the offer and sale is not permitted.

                                   ----------

                             WAXMAN INDUSTRIES, INC.

                              CROSS REFERENCE SHEET

                    PURSUANT TO ITEM 501(B) OF REGULATION S-K

    ITEM OF FORM S-2                            PROSPECTUS CAPTION OR LOCATION
    ----------------                            ------------------------------
1.  Forepart of the Registration Statement      Outside Front Cover Page of Prospectus
    and Outside Front Cover Page of Prospectus

2.  Inside Front and Outside Back Cover         About This Prospectus; Where You Can Find
    Page of Prospectus                          More Information; Inside Front Cover and
                                                Outside Back Cover Pages of Prospectus

3.  Summary Information, Risk Factors and       Prospectus Summary; Incorporation of
    Ratio of Earnings to Fixed Charges          Certain Information by Reference; Risk
                                                Factors

4.  Use of Proceeds                             Inside Front Cover Page of Prospectus;
                                                Prospectus Summary; Use of Proceeds

5.  Determination of Offering Price             Not Applicable

6.  Dilution                                    Not Applicable

7.  Selling Security Holders                    Selling Security Holders; Plan of
                                                Distribution

8.  Plan of Distribution                        Outside Front Cover Page of Prospectus;
                                                Plan of Distribution

9.  Description of Securities to be             Outside Front Cover Page of Prospectus;
    Registered                                  Prospectus Summary; Description of
                                                Warrants; Description of Capital Stock

10. Interests of Named Experts and Counsel      Legal Matters

11. Information with Respect to the             Outside Front Cover Page of Prospectus;
    Registrant                                  About This Prospectus; Where You Can Find
                                                More Information; Incorporation of Certain
                                                Information by Reference; Prospectus
                                                Summary; Risk Factors; Pro Forma
                                                Consolidated Financial Information

12. Incorporation of Certain Information        Where You Can Find More Information;
    by Reference                                Incorporation of Certain Information by
                                                Reference

13. Disclosure of SEC Position on               Not Applicable
    Indemnification for Securities Act
    Liabilities

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

            PROSPECTUS, SUBJECT TO COMPLETION, DATED JANUARY 27, 1999

                             WAXMAN INDUSTRIES, INC.

              2,734,800 WARRANTS TO PURCHASE SHARES OF COMMON STOCK 2,950,000 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE

         This prospectus allows the security holders listed on page 15 to offer and sell up to (1) 2,734,800 warrants to purchase shares of common stock of Waxman Industries, Inc., a Delaware corporation and (2) up to 2,950,000 shares of common stock issuable upon exercise of the 2,734,800 warrants and an additional 215,200 warrants of like terms which have previously been sold by their holders. See "Selling Security Holders" on page 15.

         Each warrant holder has the right to buy one share of common stock upon the exercise of each of their warrants, at an exercise price of $2.45 in cash per share. The purchase and the exercise price are subject to adjustment in certain circumstances that are discussed more fully in this prospectus. The warrants are currently exercisable and expire on June 1, 2004. The warrants were originally issued by us in a private placement to certain institutional investors.

         Holders of the warrants or the common stock may offer and sell their securities in private or market transactions at any time and for any reason, at prevailing market or privately negotiated prices. In addition, they may sell their securities either directly or indirectly, through designated dealers or underwriters. If the holders of the warrants or the common stock choose to use an agent to sell their securities, they may be required to pay traditional or negotiated brokerage fees, commissions or discounts.

         We will not receive any of the proceeds from the sale of the warrants or the common stock, but we will receive all of the proceeds from the exercise of the warrants. We will pay all expenses of the registration of the sale of the warrants and the common stock, except that each security holder will pay its own selling commissions and fees. See "Plan of Distribution" on page 17.

         Our common stock is traded on the New York Stock Exchange under the symbol "WAX." On January 19, 1999, the closing bid price was $1.25 per share of common stock.

         WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION, BEGINNING ON PAGE 10, WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH WAXMAN INDUSTRIES AND THESE SECURITIES, TOGETHER WITH THIS PROSPECTUS, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA. THE SECURITIES ARE NOT BEING OFFERED FOR SALE AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA, OR TO ANY RESIDENT THEREOF, IN VIOLATION OF THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA.

         THIS PROSPECTUS MAY NOT BE PASSED ON IN THE UNITED KINGDOM TO ANY PERSON UNLESS THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 9(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1988 OR IS A PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

                        NOTICE TO NEW HAMPSHIRE RESIDENTS

         THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS _________, 1999

                              ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. It does not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules of the SEC. For further information, we refer you to the registration statement on Form S-2, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete and are qualified in all respects by the terms of the referenced agreement or document. If the SEC rules and regulations require that such agreement or other document be filed as an exhibit to the registration statement, please see such agreement or prospectus for a complete description of these matters. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        This prospectus provides you with a general description of the specific warrants and shares of common stock that may be offered and sold by the holders of such warrants and common stock. To the extent required, each time the holders of such securities offer and sell such securities, we will provide you with a supplement to this prospectus (or, if required, a post-effective amendment to the registration statement of which this prospectus forms a part) that will contain specific information about the terms of that offering. This supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any supplement hereto together with additional information described under the heading "Where You Can Find More Information."

        No person is authorized to give any information or to make any representation with respect to the matters described in this document other than those contained herein or in the documents incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been authorized by Waxman Industries. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered hereby, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer. Neither the delivery of this document nor any sale made hereby shall, under any circumstances, create any implication that there has been no change in the affairs of Waxman Industries since the date hereof, or that the information herein is correct as of any time subsequent to its date.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

450 Fifth Street, N.W.    Northwest Atrium Center     7 World Trade Center
Room 1024                 500 West Madison Street     Suite 1300
Washington, D.C. 20549    Suite 1400                  New York, New York 10048
                          Chicago, Illinois 60661

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        Our SEC filings can also be read at the following address:

        New York Stock Exchange
        20 Broad Street
        New York, New York 10005

        Our SEC filings are also available to the public on the SEC's Web Site at http://www.sec.gov.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 filed with the SEC on September 16, 1998 (File No. 0-5888), our Definitive Proxy Statement filed with the SEC on October 14, 1998, our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 filed with the SEC on November 12, 1998
(File No. 0-5888), and our Current Report on Form 8-K filed with the SEC on January 15, 1999 (File No. 0-5888). In addition, we incorporate by reference any filings we have made since June 30, 1998, and on or prior to the date of this prospectus, with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act.

        You may request a copy of these filings (except for the exhibits, other than exhibits specifically incorporated by reference in such filings), at no cost, by writing to us or telephoning us at the following address and phone number:

               Waxman Industries, Inc.
               24460 Aurora Road
               Bedford Heights, Ohio 44146
               Attention:  Vice President-Finance
               Telephone No: (440) 439-1830

        In addition, we will deliver a copy of our (i) Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and (ii) most recent Quarterly Report on Form 10-Q, without charge, to each person receiving a copy of this Prospectus.

                               PROSPECTUS SUMMARY

        This section highlights some of the information contained in this prospectus. You should read this summary along with the more detailed information and the financial information and the notes thereto appearing in other sections of this prospectus. Any references in this prospectus to a particular fiscal year refer to the 12-month period ended on June 30 in that year. Unless otherwise stated or where the context otherwise requires, references in this prospectus to we, our, the Company or Waxman Industries refer to Waxman Industries, Inc.

        The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. In addition to historical information, this prospectus and other materials filed or to be filed by us with the SEC and incorporated by reference in this prospectus contain forward-looking statements that are based on the current beliefs of Waxman Industries and Waxman Industries' management. When used in this prospectus, the words "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "should," and similar expressions are intended to identify forward-looking statements. Such statements include information relating to our intent, belief or current expectations regarding our business. The forward looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied in this prospectus. These risks, uncertainties and assumptions include, but are not limited to:

        o the risk that we may not be able to implement our deleveraging strategy in the intended manner;

        o risks associated with currently unforeseen competitive pressures;

        o risks affecting our industry, such as decreased consumer spending, customer concentration issues and the effects of general economic conditions; and

        o risks associated with our continued inability to meet the listing requirements of the New York Stock Exchange and other securities exchanges.

        Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give you no assurance that such expectations will be attained or that any deviations will not be material. Some of the preceding factors are discussed more fully under the caption "Risk Factors" beginning on page 10 of this prospectus. We undertake no obligation to publicly update any of these forward-looking statements to reflect new information or future events.

                             WAXMAN INDUSTRIES, INC.

        We believe that we are one of the leading suppliers of specialty plumbing, security hardware and other products to the repair and remodeling market in the United States. We distribute our products to a wide variety of large national and regional retailers and independent retail customers. Our consolidated net sales were $105.7 million and $28.2 million in fiscal 1998 and for the three months ended September 30, 1998, respectively.

        The Company conducts its business primarily through its wholly-owned subsidiaries, Waxman Consumer Products Group Inc., WOC Inc. and TWI, International, Inc. WOC is comprised of two divisions, U.S. Lock, a distributor of a full line of security hardware products and Medal Distributing, a supplier of hardware products. TWI includes the Company's foreign sourcing operations, including manufacturing, packaging and sourcing operations in China and Taiwan, and an operation in Mexico that threads galvanized, black, brass and chrome pipe and imports malleable fittings. Consumer Products, WOC and Barnett Inc. utilize the Company's and non-affiliated foreign sourcing suppliers. See "Recent Developments" for a discussion of the Company's sale of U.S. Lock for an aggregate purchase price of approximately $33.0 million. Such sale became effective as of January 1, 1999.

        Consumer Products markets and distributes approximately 6,200 products to a wide variety of retailers, primarily "do-it-yourself" warehouse home centers, home improvement centers, mass merchandisers and hardware stores. Consumer Products' customers include large national retailers such as Kmart, Wal-Mart, Sears and Hechinger / Builders Square, as well as several large regional "do-it-yourself" retailers. According to rankings of the largest "do-it-yourself" retailers published in National Home Center News, an industry trade publication, Consumer Products' customers include 12 of the 25 largest "do-it-yourself" retailers in the United States. Consumer Products works closely with its customers to develop comprehensive marketing and merchandising programs designed to improve their profitability, efficiently manage shelf space, reduce inventory levels and maximize floor stock turnover. Consumer Products also offers certain of its customers the option of private label programs and direct import programs for their plumbing and floor care products. Consumer Products' net sales for fiscal 1998 and for the three months ended September 30, 1998 were $55.2 million and $14.0 million, respectively.

        Consumer Products' marketing strategy includes offering mass merchandisers and "do-it-yourself" retailers a comprehensive merchandising program which includes design, layout and setup of selling areas. Sales and service personnel assist the retailer in determining the proper product mix in addition to designing department layouts to effectively display products and optimally utilize available floor and shelf space. Consumer Products supplies displays for both bulk and packaged products, including color-coded product category signs and color-coordinated bin labels to help identify products, and backup tags to identify products that require reordering. In-house design, assembly and packaging capabilities enable Consumer Products to react quickly and effectively to service its customers' changing needs. In addition, Consumer Products' products are packaged and designed for ease of use, with "how to" instructions included to simplify installation, even for the uninitiated "do-it-yourself" consumer.

        Consumer Products' sales and service representatives visit stores regularly to take reorders and recommend program improvements. These representatives also provide reports to Consumer Products, enabling it to stay abreast of changing consumer demand and identify developing trends. In order to support its customers' "just-in-time" requirements, Consumer Products has sophisticated EDI capabilities, enabling customers to reduce inventory levels and increase return on investment. During fiscal 1998, Consumer Products completed the modifications of all of its information systems to be Year 2000 compliant. Consumer Products operates and distributes its products through two strategically located distribution facilities near Columbus, Ohio and in Dallas, Texas. In November 1998, Consumer Products moved its distribution warehouse from Cleveland, Ohio to a more modern and efficient center in Grove Port, Ohio, a suburb of Columbus. Upon the announcement of this move, in the first quarter of fiscal 1999, the Company recorded a non-recurring charge associated with this move of approximately $1.4 million, including the write-off of specific tangible assets at our Cleveland warehouse. We expect that the cost savings of the new facility will offset these charges in less than two years. We will continue to perform our non-warehouse functions in Cleveland.

        In recent years, the rapid growth of large mass merchandisers and "do-it-yourself" retailers has contributed to a significant consolidation of the United States retail industry and the formation of large, dominant, product specific and multi- category retailers. These retailers demand suppliers who can offer a broad range of quality products and can provide strong marketing and merchandising support. Due to the consolidation in the "do-it-yourself" retail industry, a substantial portion of Consumer Products' net sales are generated by a small number of customers. In July 1997, Kmart agreed to sell its Builders Square chain to Leonard Green & Partners, a merchant-banking firm ("Leonard Green"). Leonard Green also acquired another home improvement retailer, Hechinger Co. ("Hechinger"), and has combined the two companies to form the nation's third largest home improvement chain. In fiscal 1997, Builders Square accounted for 21.9% of Consumer Products' net sales. The combined operations of Hechinger / Builders Square is Consumer Products' largest customer, accounting for approximately $11.7 million, or 21.1%, of Consumer Products' net sales in fiscal 1998. Net sales to the combined operations declined during fiscal 1998, with $5.1 million being sold in the last six months of fiscal 1998. In August 1998, Consumer Products was informed that the Hechinger / Builders Square operations were consolidating their supplier relationships and Consumer Products would retain only the bulk plumbing business of approximately $2.3 million annually. The supplier relationship continued through December 1998, although sales to Hechinger/Builders Square were lower throughout the quarter. Due to the loss of this revenue base, Consumer Products has developed plans to reduce its cost structure to be more in line with its revenue base. We expect the impact to our operating income to be approximately $0.8 million in fiscal 1999. Furthermore, one of Consumer Products' largest customers, Kmart, accounted for approximately 18.2%, 16.5% and 17.6% of Consumer Products' net sales in fiscal 1998, fiscal 1997 and fiscal 1996, respectively. If Consumer Products loses any additional large retail accounts as a customer or one of its largest accounts significantly curtails its purchases from Consumer Products, our business would be materially adversely affected until we further modify Consumer Products' cost structure to be more in line with its revenue base. Consumer Products would probably incur significant charges if a materially adverse change in its customer relationships occurred.

        Two of our operations are conducted through WOC. WOC's significant operation is U.S. Lock, a full line supplier of security hardware products. WOC's other operation is its Medal Distributing division, a supplier of hardware products. In late fiscal 1997 and early fiscal 1998, WOC sold two of its divisions. These divisions included the Madison Equipment division, a supplier of electrical products, which was sold in April 1997, and substantially all of the business of the LeRan Gas Products division, a supplier of copper tubing, brass fittings and other related products, which was sold to Barnett on July 1, 1997. WOC's net sales amounted to $28.0 million in fiscal 1998 and $7.8 million for the three months ended September 30, 1998. See "Recent Developments" below for a discussion of our recently consummated sale of U.S. Lock.

        We also own approximately 44.4% of the outstanding common stock of Barnett, our formerly wholly-owned subsidiary. Barnett is a direct marketer and distributor of an extensive line of plumbing, electrical, hardware and other products to approximately 65,000 active customers throughout the United States and Puerto Rico. Barnett offers and promotes approximately 11,900 name brand and private label products through its industry recognized Barnett(R) catalogs and telesales operations. Barnett markets its products through five distinct, comprehensive catalogs that target professional contractors, independent hardware stores, maintenance managers and liquid propane gas dealers. Barnett's net sales for fiscal 1998 and for the three months ended September 30, 1998 were $199.6 million and $52.4 million, respectively. In fiscal 1998 and for the three months ended September 30, 1998, Waxman Industries recognized $6.3 million and $1.5 million, respectively, in equity income from this investment.

        Our current corporate structure is as follows:


                   ----------------------------------------
                   |                                      |
                   |        WAXMAN INDUSTRIES, INC.       |
                   |                                      |
                   ----------------------------------------
                                      |
                                      |
                                      |
                   ----------------------------------------
                   |                                      |
                   |            WAXMAN USA INC.           |
                   |                                      |
                   ----------------------------------------
                                      |
                                      |
                                      |
                                      |
       ----------------------------------------------------------
       |                |                |                      |
       |                |                |                      |
 --------------   -------------   --------------   ---------------------------
 |  BARNETT   |   |  WAXMAN   |   |  WOC INC.  |   | TWI, INTERNATIONAL, INC.|
 |  INC.(1)   |   | CONSUMER  |   |            |   |     AND SUBSIDIARIES    |
 |            |   | PRODUCTS  |   |            |   |                         |
 |            |   |GROUP INC. |   |            |   |                         |
 --------------   -------------   --------------   ---------------------------


----------------------
(1) Waxman USA Inc., a wholly-owned subsidiary of Waxman Industries, owns approximately 44.4% of Barnett's common stock.

                               RECENT DEVELOPMENTS

        Our current credit agreement with BankAmerica Business Credit, Inc., which was to expire on May 31, 1999, has been extended by BankAmerica until July 15, 1999. This credit agreement provides, among other things, for revolving credit loans of up to $30 million and term loans of up to $5.0 million. Under the revolving credit facility, as Waxman USA repays a portion of the loan, an amount equal to the repayment can be borrowed again under the terms of the agreement. As of September 30, 1998, we can borrow approximately $8.8 million under this credit agreement.

        Since Barnett consummated its initial public offering in April 1996, we no longer have access to the cash flow generated by Barnett's operations. After consummation of the sale of U.S. Lock to Barnett, we now rely primarily on Consumer Products for cash flow. Consumer Products' customers include "do-it-yourself" warehouse home centers, home improvement centers, mass merchandisers and hardware stores. Consumer Products may be adversely affected by prolonged economic downturns or significant declines in consumer spending. There can be no assurance that any such prolonged economic downturn or significant decline in consumer spending will not have a material adverse impact on Consumer Products' business and its ability to generate cash flow. Furthermore, Consumer Products has a high proportion of its sales with a concentrated number of customers. One of Consumer Products' largest customers, Kmart, accounted for approximately 18.2%, 16.5% and 17.6% of Consumer Products' net sales in fiscal 1998, fiscal 1997 and fiscal 1996, respectively. During fiscal 1997, we were advised by Kmart that, after it had completed a vendor review, Consumer Products had successfully retained the supply arrangements for plumbing and hardware products. In July 1997, Kmart agreed to sell its Builders Square chain to Leonard Green. Leonard Green also acquired another home improvement retailer, Hechinger, and has combined the two companies to form the nation's third largest home improvement chain. In fiscal 1997, Builders Square accounted for 21.9% of Consumer Products' net sales. The combined operations of Hechinger / Builders Square is Consumer Products' largest customer, accounting for approximately $11.7 million, or 21.1%, of Consumer Products' net sales in fiscal 1998. Net sales to the combined operations declined during fiscal 1998, with $5.1 million being sold in the last six months of fiscal 1998. In August 1998, Consumer Products was informed that the Hechinger / Builders Square operations were consolidating their supplier relationships and Consumer Products would retain only the bulk plumbing business of approximately $2.3 million annually. The supplier relationship continued through December 1998, although sales to Hechinger/Builders Square were lower throughout the quarter. Due to the loss of these revenues, Consumer Products has developed plans to reduce its cost structure to be more in line with its revenues. We expect the impact to operating income to be approximately $0.8 million in fiscal 1999. If Consumer Products loses any additional large retail accounts as a customer or one of its largest accounts significantly curtails its purchases from Consumer Products, we would experience additional material adverse effects until we could further modify Consumer Products' cost structure to be more in line with its anticipated revenues. Consumer Products would probably incur significant charges if a materially adverse change in its customer relationships occurred.

        In November 1998, Consumer Products completed the move of its distribution warehouse in Cleveland, Ohio to Grove Port, Ohio, a suburb of Columbus. The Company expects the move to a more modern and efficient center will allow it to continue serving its customers' needs and the savings will offset the charges associated with the move in approximately two years. In the first quarter of fiscal 1999, the Company recorded a non-recurring charge of $1.4 million associated with the move and the write-off of specific tangible assets at its Cleveland warehouse.

        Our current business strategy includes the reduction of our leverage through the sale of selected assets and the refinancing of our remaining debt whenever possible. To that end, we sold Madison for $2.0 million in April 1997 and substantially all of the business of LeRan for $3.2 million in cash and 24,730 shares of Barnett common stock (with a value of $0.6 million at the time of the transaction) in July 1997.

        On December 18, 1998, WOC entered into an agreement with Barnett providing for the sale of the business of U.S. Lock to Barnett for a total cash purchase price of approximately $33.0 million. U.S. Lock's net sales in fiscal 1998 and for the three month period ended September 30, 1998 were $22.8 million and $6.5 million, respectively. The sale of U.S. Lock was consummated on January 7, 1999, effective as of January 1, 1999. We believe that the sale should provide us with the capital and flexibility to achieve more appropriate values for the other assets we may utilize to deleverage Waxman Industries.

Year 2000

        The Company utilizes management information systems and software technology that may be affected by Year 2000 issues throughout its businesses. During fiscal 1998, the Company began to implement plans at certain of its operations to ensure those systems continue to meet its internal and external requirements. During fiscal 1998, the Company's largest division, Consumer Products, completed the modifications and testing of its information systems and is Year 2000 compliant. Consumer Products utilizes an IBM AS400 system, along with the latest version of Year 2000 compliant J.D. Edwards software. The Company's corporate office is in the process of converting to this J.D. Edwards package and should complete the conversion in the third quarter of fiscal 1999. In August 1998, WAMI's PC-based Year 2000 software upgrade was installed and is being tested. Based on information from software vendors, the PC-based information systems at TWI and CWI will require the installation of a minor upgrade to be Year 2000 compliant. These modifications are expected to be complete in fiscal 1999 and financed through working capital with minimal cost. The Company's operations have developed questionnaires and contacted key suppliers and customers regarding their Year 2000 compliance to determine any impact on its operations. In general, the suppliers and customers have developed or are in the process of developing plans to address Year 2000 issues. The Company will continue to monitor and evaluate the progress of its suppliers and customers on this critical matter. The Company is also reviewing its non-information technology systems to determine the extent of any changes that may be necessary and believes that there will be minimal changes necessary for compliance.

        Based on the progress the Company has made in addressing its Year 2000 issues and the Company's plan and timeline to complete its compliance program, the Company does not foresee significant risks associated with its Year 2000 compliance at this time. As the Company's plan is to address its significant Year 2000 issues prior to being affected by them, it has not developed a comprehensive contingency plan. However, if the Company identifies significant risks related to its Year 2000 compliance or its progress deviates from the anticipated timeline, the Company will develop contingency plans as deemed necessary at that time.

THE OFFERING

         Securities Offered.........  2,734,800 warrants to purchase shares of common stock. In addition, this prospectus relates to the 2,950,000 shares of common stock issuable upon exercise of the 2,734,800 warrants and an additional 215,200 warrants of like terms which have been previously sold by their holders, subject to adjustment in the event of any recapitalization, reclassification, stock dividend, stock split, reverse stock split, stock issuance below fair market value or other similar transaction.

         Underlying Common Stock....  Each warrant is exercisable to purchase one share of common stock subject to
                                      adjustment under certain circumstances.
                                      See "Description of Warrants."

         Exercise Price.............  $2.45 per share, subject to adjustment in certain circumstances. See "Description of
                                      Warrants."

         Exercise Period............  The warrants are currently exercisable and expire at 5:00 p.m. New York City time on June 1, 2004. See "Description of Warrants."

         Warrant Agent..............  The Huntington National Bank is serving as
                                      Warrant Agent under the Warrant Agreement.

         Common Stock
         Number of Shares...........  2,950,000 shares, subject to adjustment in certain circumstances, of common stock
                                      issuable upon the exercise of the
                                      warrants.

         Common Stock Outstanding...  12,057,297 shares as of January 8, 1999
                                      (including 9,912,176 shares of common
                                      stock and 2,145,121 shares of Class B
                                      Common Stock).

         NYSE symbol for
         the Common Stock...........  WAX

         Proceeds of the Offering...  The holders of the warrants and the common stock will receive all of the proceeds
                                      from the sale of the securities offered
                                      under this prospectus. The Company will
                                      not receive any of the proceeds from this offering.

                                      If all of the 2,734,800 warrants offered under this prospectus are exercised at the initial exercise price of $2.45 per share, the Company would receive $6,700,260, which would be added to the Company's working capital and used for general corporate purposes, including repayment of debt.

        For more complete information regarding the warrants, see "Description of Warrants."

RISK FACTORS

        You should carefully consider the information set forth under "Risk Factors," as well as the other information included in this prospectus, before investing in these securities.

RISK FACTORS

               You should carefully consider the following factors and other information in this prospectus before you make your decision whether to become a security holder in Waxman Industries.

LEVERAGE

        We have a significant amount of indebtedness. As of September 30, 1998, our consolidated debt (excluding trade payables and accrued liabilities) was approximately $139.3 million. We have outstanding:

        o $895,000 principal amount of 13 3/4% Senior Subordinated Notes due June 1999, which we refer to as the "Senior Subordinated Notes."

        o 12 3/4% Senior Secured Deferred Coupon Notes due June 2004, which we refer to as the "Deferred Coupon Notes." These notes begin to accrue interest in June 1999, at which time the outstanding principal amount of such notes will be $92.75 million. Cash interest of approximately $6.0 million will be payable semi-annually beginning in December 1999.

        o $35.9 million principal amount of 11 1/8% Senior Notes due September 2001, which we refer to as the "Senior Notes." These notes currently require semi-annual cash interest payments of approximately $2.0 million.

        We believe that our operating cash flow and the net proceeds from the sale of U.S. Lock will be sufficient in the short term to fund:

        o       working capital requirements;

        o       capital expenditures; and

        o       the first few interest payments on the Deferred Coupon Notes.

        However, because we are a holding company with no operations of our own, our ability to satisfy our debt obligations, to refinance our debt obligations, to continue interest payments on the Deferred Coupon Notes in the long term and to deleverage ourself will be dependent upon:

        o       the future performance of our operating subsidiaries;

        o our ability to raise more capital through public or private financings, sales of certain assets or other arrangements;

        o       our ability to increase our cash flow from current levels; or

        o       our ability to substantially reduce our debt level.

        Our future performance is subject to prevailing economic, financial and industry conditions, and other factors, many of which are beyond our control.

        This high level of debt has significant consequences for us. High leverage may, among other things:

        o impair our ability to obtain additional capital investments and financing;

        o       impair our ability to take advantage of business opportunities;

        o place us at a competitive disadvantage relative to less-leveraged competitors;

        o       leave us vulnerable to economic and industry downturns; and

        o require us to use a substantial portion of our cash flow from operations to satisfy our debt service obligations.

        We currently intend to pursue a sale of assets or other capital raising transaction to satisfy our future cash requirements. However, we cannot assure you that we will be able to raise capital on terms to our satisfaction, that we will be able to increase our cash flow or that we will be able to reduce our debt level. We also cannot assure you that we will be able to refinance the Deferred Coupon Notes or the Senior Notes at or prior to their respective maturities.

        To our knowledge, our high degree of leverage has not resulted in the refusal by any of our customers, suppliers or manufacturers to do business with us or in the alteration of material terms which have had a material impact on our business.

RESTRICTIONS IMPOSED BY TERMS OF DEBT; CONSEQUENCES OF FAILURE TO COMPLY

        Covenants in our debt agreements restrict our ability to:

        o       incur debt;

        o       pay dividends;

        o       make acquisitions;

        o       create liens;

        o       sell assets;

        o       make certain investments;

        o       materially change the nature or conduct of our business; and

        o       conduct general corporate activities.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control, including economic, financial and industry conditions. A failure to comply with the covenants and restrictions contained in our debt agreements or any other agreements with respect to any additional financing could result in the acceleration of the amount we owe under our debt arrangements or could leave us without an available source of cash. We cannot assure you that we will be able to make such accelerated payments. As of September 30, 1998, the Company was in compliance with or had obtained a waiver for all covenants.

        In connection with the prospective sale of U.S. Lock, we will be negotiating modifications to our current bank credit facility. However, we cannot assure you that such negotiations will be successfully completed.

CONTROL BY PRINCIPAL STOCKHOLDERS; CERTAIN ANTI-TAKEOVER EFFECTS

        Melvin and Armond Waxman, brothers and the Chairman of the Board and Co-Chief Executive Officer and President and Co-Chief Executive Officer, respectively, of Waxman Industries have sufficient voting power to:

        o      elect our entire Board of Directors;

        o in general, to determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including any merger, consolidation, sale of all or substantially all of the Company's assets or "going private" transactions; and

        o      prevent or cause a change in control of the Company.

        The Waxman brothers together own approximately 20.6% (and 16.1%, assuming the exercise of 2,950,000 warrants) of the outstanding shares of the common stock and 83.8% of the outstanding shares of the Class B Common Stock. These holdings represent 62.5% (and 57.2%, assuming the exercise of 2,950,000 warrants) of the outstanding voting power of the Company.

        In addition, certain provisions in our certificate of incorporation, by-laws and debt instruments may discourage a third party from pursuing a non-negotiated takeover of Waxman Industries or prevent certain changes in control.

DEFICIENCY OF EARNINGS TO FIXED CHARGES

        Excluding the gains from our sales of the Barnett common stock, equity earnings of Barnett and restructuring and other non-recurring charges, our earnings were insufficient to cover our fixed charges by $10.1 million, $17.8 million, $20.4 million and $3.5 million for fiscal 1998, 1997, 1996 and the three months ended September 30, 1998, respectively. We believe that if we successfully implement our deleveraging strategy described in this prospectus, we will be able to reduce or eliminate our deficiency of earnings to fixed charges. However, we cannot assure you whether or not, or when, such deficiencies will be reduced or eliminated or that the deficiencies experienced in the past will not reoccur.

FOREIGN SOURCING

        We purchase many products from sources outside of the United States. For fiscal 1998, such purchases accounted for approximately 24.0% of our total product purchases. Foreign sourcing involves a number of risks, which could have a significant adverse effect on our business, including:

        o       the availability of letters of credit;

        o       maintenance of quality standards;

        o       work stoppages;

        o       transportation delays and interruptions;

        o       political and economic disruptions;

        o       foreign currency fluctuations;

        o       expropriation;

        o       nationalization;

        o       the imposition of tariffs and import and export controls; and

        o changes in governmental policies (including the United States' policy toward the foreign country where the products are produced).

        The occurrence of any of these factors might delay or prevent the delivery of goods ordered by our customers. Such delay or inability to meet delivery requirements could have an adverse effect on our results of operations and could hurt our relationships with our customers. In addition, the loss of a foreign manufacturer could have a short-term adverse effect on our business. Such effect would continue until we could find alternative supply arrangements.

RELIANCE ON KEY CUSTOMERS

        Our ten largest customers in fiscal 1998, 1997 and 1996 accounted for approximately 42.7%, 36.5% and 23.0%, respectively, of our net sales. If we lose, or experience a substantial decrease in, the business of one or more of our largest customers, our operations could be significantly affected. One of Consumer Products' largest customers, Kmart, accounted for approximately 18.2%, 16.5% and 17.6% of Consumer Products' net sales in fiscal 1998, fiscal 1997 and fiscal 1996, respectively. During fiscal 1997, we were advised by Kmart that, after it had completed a vendor review, Consumer Products had successfully retained the supply arrangements for plumbing and hardware products. In July 1997, Kmart agreed to sell its Builders Square chain to Leonard Green & Partners, a merchant-banking firm. Leonard Green also acquired another home improvement retailer, Hechinger, and has combined the two companies to form the nation's third largest home improvement chain. In fiscal 1997, Builders Square accounted for 21.9% of Consumer Products' net sales. The combined operations of Hechinger / Builders Square is Consumer Products' largest customer, accounting for approximately $11.7 million, or 21.1%, of Consumer Products' net sales in fiscal 1998. Net sales to the combined operations declined during fiscal 1998, with $5.1 million being sold in the last six months of fiscal 1998. In August 1998, Consumer Products was informed that the Hechinger / Builders Square operations were consolidating their supplier relationships and Consumer Products would retain only the bulk plumbing business of approximately $2.3 million annually. The supplier relationship continued through December 1998, although sales to Hechinger/Builders Square were lower throughout the quarter. Due to the loss of these revenues, Consumer Products has developed plans to reduce its cost structure. We expect the impact to operating income to be approximately $0.8 million in fiscal 1999. If Consumer Products loses any additional large retail accounts as a customer or one of its largest accounts significantly curtails its purchases from Consumer Products, we would experience additional material adverse effects until we could further modify Consumer Products' cost structure to be more in line with its anticipated revenues. Consumer Products would probably incur significant charges if a materially adverse change in its customer relationships occurred.

        After consummation of the sale of U.S. Lock to Barnett, we now rely primarily on Consumer Products for cash flow. Consumer Products' customers include "do-it-yourself" warehouse home centers, home improvement centers, mass merchandisers and hardware stores. Consumer Products may be adversely affected by prolonged economic downturns or significant declines in consumer spending. There can be no assurance that any such prolonged economic downturn or significant decline in consumer spending will not have a material adverse impact on the Consumer Products' business and its ability to generate cash flow.

PROCEEDS OF THE OFFERING

        We will not receive any of the proceeds of this offering. All of the proceeds of this offering will be received by the holders of the warrants and common stock.

POSSIBLE DELISTING OF THE COMMON STOCK FROM THE NEW YORK STOCK EXCHANGE

        We do not currently meet, and have not for the past several years met, several of the requirements for continued listing of our common stock on the New York Stock Exchange. Additionally, we do not currently meet any of the listing requirements for the Nasdaq Stock Market or the American Stock Exchange. The inability to have our common stock listed on any of the New York Stock Exchange, the Nasdaq Stock Market or the American Stock Exchange could cause the market price of the common stock to decline and could make it much more difficult to buy or sell the common stock on the open market.

        If our common stock is delisted from the New York Stock Exchange and we are unable to have our common stock listed on the American Stock Exchange or the Nasdaq Stock Market, sales of our common stock would become subject to state securities or "blue sky" laws requiring us to register such sales or to obtain an exemption before such sales may be made. If our common stock is not able to be listed on any of the foregoing exchanges, it would likely be quoted on the OTC Bulletin Board.

ABSENCE OF PUBLIC MARKET; EFFECT OF MARKET PRICE OF BARNETT COMMON STOCK

        Currently, a small number of investors own the warrants. There is no active trading market for the warrants. If an active trading market does not develop, purchasers of the warrants may have difficulty liquidating their investment and the warrants may not be readily accepted as collateral for loans. Accordingly, we cannot assure you of any specific price at which holders of the warrants will be able to sell such warrants, or whether or not they will be able to sell such warrants at all.

        The liquidity of and the market prices for the warrants and common stock will be affected by:

        o       changes in market and economic conditions;

        o       the financial condition and prospects of the Company; and

        o other factors that generally influence the market prices of securities, including fluctuations in the market for warrants and common stock generally.

        In addition, the market price of the common stock may be affected by the market price of the Barnett common stock, which may be affected by the factors enumerated above.

POSSIBLE FUTURE SALES OF SHARES BY THE SELLING SECURITY HOLDERS

        The holders of the warrants or the common stock may sell any or all of the warrants or underlying shares of common stock they own, subject to the restrictions described under "Risk Factors -- Shares Eligible for Future Sale" and applicable law, upon the effectiveness of the Registration Statement of which this prospectus forms a part. The holders of the warrants or the common stock may determine to sell the warrants or the underlying shares of common stock from time to time for any reason. Although we can make no prediction as to the effect, if any, that sales of warrants or shares of common stock owned by the holders would have on the market price of common stock prevailing from time to time, sales of substantial amounts of warrants or common stock, or the availability of such warrants or shares of common stock for sale in the public market, could adversely affect prevailing market prices of the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

        As of January 8, 1999, there were 9,912,176 shares of common stock outstanding and 2,145,121 shares of Class B Common Stock outstanding (convertible into 2,145,121 shares of common stock). The securities offered by this prospectus are eligible for sale in the public market to the extent that they are not subject to restrictions on resale, including those imposed by federal securities laws. Although we can make no prediction as to the effect, if any, that sales of the warrants and shares of common stock referred to above would have on the market price of the common stock prevailing from time to time, sales of a substantial amount of warrants or common stock, or the availability of such warrants or shares of common stock for sale in the public market could adversely affect prevailing market prices of the common stock.

YEAR 2000 COMPLIANCE

        The Company utilizes management information systems and software technology that may be affected by Year 2000 issues throughout its businesses. During fiscal 1998, the Company began to implement plans at certain of its operations to ensure those systems continue to meet its internal and external requirements. During fiscal 1998, the Company's largest division, Consumer Products, completed the modifications and testing of its information systems and is Year 2000 compliant. Consumer Products utilizes an IBM AS400 system, along with the latest version of Year 2000 compliant J.D. Edwards software. The Company's corporate office is in the process of converting to this J.D. Edwards package and should complete the conversion in the fourth quarter of calendar 1998. In August 1998, WAMI's PC-based Year 2000 software upgrade was installed and is being tested. Based on information from software vendors, the PC-based information systems at TWI and CWI will require the installation of a minor upgrade to be Year 2000 compliant. These modifications are expected to be complete in fiscal 1999 and financed through working capital with minimal cost. The Company's operations have developed questionnaires and contacted key suppliers and customers regarding their Year 2000 compliance to determine any impact on its operations. In general, the suppliers and customers have developed or are in the process of developing plans to address Year 2000 issues. The Company will continue to monitor and evaluate the progress of its suppliers and customers on this critical matter. The Company is also reviewing its non-information technology systems to determine the extent of any changes that may be necessary and believes that there will be minimal changes necessary for compliance.

        Based on the progress the Company has made in addressing its Year 2000 issues and the Company's plan and timeline to complete its compliance program, the Company does not foresee significant risks associated with its Year 2000 compliance at this time. As the Company's plan is to address its significant Year 2000 issues prior to being affected by them, it has not developed a comprehensive contingency plan. However, if the Company identifies significant risks related to its Year 2000 compliance or its progress deviates from the anticipated timeline, the Company will develop contingency plans as deemed necessary at that time.

                                 USE OF PROCEEDS

        All of the proceeds from the sale of the securities offered hereby will be received by the holders of warrants and common stock. The Company will not receive any of the proceeds from this offering.

        If all of the 2,734,800 warrants offered hereby are exercised at the initial exercise price of $2.45 per share, the Company would receive $6,700,260, which would be added to the Company's working capital and used for general corporate purposes, including repayment of debt.


                            SELLING SECURITY HOLDERS

        The following table sets forth certain information with respect to the securities beneficially owned and offered hereby by each holder of warrants.


Name                                                     Warrants Owned
----                                                     --------------
                                                           and Offered
                                                           -----------
Bank Of New York                                              277,000
Bear Stern Securities Corp.                                   593,000
Goldman, Sachs & Co.                                           64,000
UMB Bank, N.A./IFTC                                         1,152,447
Lehman Brothers, Inc.                                          89,853
Merrill Lynch, Pierce, Fenner & Smith, Inc.                   150,000
Morgan Stanley & Co., Incorporated                             84,000
SSB Custodian                                                 324,500
        Total                                               2,734,800

---------------

        The Company is registering, on behalf of each holder of warrants, the offer and sale of the number of warrants set forth opposite such holder's name under the column captioned "Warrants Owned and Offered" and the same number of shares of common stock, subject to adjustment in certain circumstances, issuable upon exercise of the warrants. As of the date hereof, no warrants have been exercised. In addition, the Company is registering on behalf of Bear Stearn Securities Corp. and Donaldson, Lufkin & Jenrette, respectively, the offer and sale of 145,500 and 39,700, respectively, shares of common stock issuable upon the exercise of warrants that have previously been transferred and are no longer restricted.

        Because the holders may offer all or some part of the securities pursuant to this prospectus and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of securities to be offered for sale by the holders nor the amount of securities that will be held by the holders upon termination of this offering. See "Plan of Distribution." To the extent required, the specific amount of securities to be sold by the holders in connection with a particular offer will be set forth in an accompanying prospectus supplement.


                          DESCRIPTION OF THE WARRANTS

        The warrants were issued pursuant to the terms of a Warrant Agreement, dated as of May 20, 1994 (the "Warrant Agreement"), by and between the Company and The Huntington National Bank, as warrant agent (the "Warrant Agent"), on behalf of the original purchasers of the warrants. The following summary of the material provisions of the Warrant Agreement and the Warrant Certificate attached thereto (the "Warrant Certificate") does not purport to be complete, and where reference is made to particular provisions of the Warrant Agreement or the Warrant Certificate, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Warrant Agreement and Warrant Certificate, which have been filed or incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part.

        The warrants are currently exercisable and will expire June 1, 2004. Upon exercise, each warrant entitles the holder to receive one share of the common stock of the Company (the "Warrant Share") at a cash exercise price of $2.45, subject to adjustment in certain circumstances.

        Holders of the warrants do not have any of the rights or privileges of the stockholders of the Company, including voting rights or rights to receive dividends, prior to exercise of the warrants. The Company has reserved out of its authorized but unissued shares a sufficient number of shares of common stock for issuance upon exercise of the warrants. The common stock issuable upon exercise of the warrants will be, when issued, fully paid and nonassessable.

ANTI-DILUTION

        The warrants contain customary anti-dilution provisions, including adjustments in the event of a reclassification, recapitalization, stock dividend, stock split, reverse stock split, stock issuance below fair market value or other similar transaction, and including protections in the event of a transaction in which the Company is not the surviving entity.

METHOD OF EXERCISE

        The warrants may be exercised by surrendering to the Warrant Agent the Warrant Certificates evidencing such warrants, with the accompanying form of election to purchase properly completed and executed. Upon surrender of the Warrant Certificates and payment in cash of the exercise price, the Warrant Agent will deliver, or cause to be delivered, to or upon the written order of such holder, certificates representing the Warrant Shares to which such holder is entitled.

        Warrant Certificates will be issued in registered form only and no service charge shall be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

AMENDMENT

        From time to time, the Company and the Warrant Agent, without the consent of the holders of the warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the warrant Agreement that has an adverse effect on the interests of holders or that affects the anti-dilution provisions contained therein shall require the written consent of registered holders of a majority of the then outstanding warrants. The consent of each holder of a warrant affected shall be required for any amendment pursuant to which the number of Warrant Shares which could be acquired upon exercise of warrants would be decreased or the exercise period for the warrants would be modified in any manner.


                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of 2,000,000 shares of preferred stock, $.01 par value, 22,000,000 shares of common stock, $.01 par value, and 6,000,000 shares of Class B Common Stock, $.01 par value. As of January 8, 1999, no shares of preferred stock, 9,912,176 shares of common stock and 2,145,121 shares of Class B Common Stock were issued and outstanding.

COMMON STOCK AND CLASS B COMMON STOCK

        Each share of common stock entitles the holder to one vote on all matters submitted to the stockholders, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on all such matters. Except as set forth below, all actions submitted to a vote of stockholders are voted on by holders of common stock and Class B Common Stock voting together as a single class. The holders of common stock and Class B Common Stock vote separately as classes with respect to any amendments to the Company's certificate of incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely, and with respect to such other matters as may require class votes under the Delaware General Corporation Law (the "DGCL").

        Dividends on the Class B Common Stock may not exceed those on the common stock. Each share of common stock and Class B Common Stock is equal in respect of rights to dividends and other distributions in stock or property of the Company (including distributions upon liquidation of the Company), except that in the case of dividends or other distributions payable on the common stock and the Class B Common Stock in shares of such stock, including distributions pursuant to split-ups or divisions of the common stock or the Class B Common Stock, only common stock will be distributed with respect to common stock and only Class B Common Stock will be distributed with respect to Class B common stock.

In no event will either the common stock or the Class B Common Stock be split, divided or combined unless the other is split, divided or combined equally.

        The Class B Common Stock is not transferable by a holder except to or among such holder's spouse, certain of such holder's relatives and certain trusts established for their benefit. The Class B Common Stock is convertible into common stock on a share-for-share basis at any time.

        If the number of outstanding shares of Class B Common Stock at any time falls below 250,000 (as adjusted for any stock splits, combinations, stock dividends or further issuances of Class B Common Stock), the outstanding shares of Class B Common Stock will automatically be converted into shares of common stock.

        The Class B Common Stock may tend to have an anti-takeover effect. Since voting control of the Company is vested primarily in the holders of the Class B Common Stock, the issuance of the Class B Common Stock could render more difficult, or discourage, a hostile merger proposal, a tender offer or a proxy contest, even if such actions were favored by a majority of the holders of common stock. As of January 8, 1999, Melvin Waxman and Armond Waxman beneficially owned an aggregate of approximately 83.1% of the outstanding Class B Common Stock and 62.5% of the aggregate outstanding voting power of the Company.

        The transfer agent and registrar for the common stock and Class B Common Stock is American Stock Transfer & Trust Company, New York, New York.

PREFERRED STOCK

        The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to fix the dividend rights and terms, any conversion rights, any voting rights, any redemption rights and terms (including sinking fund provisions), the rights in the event of liquidation and any other rights, preferences, privileges and restrictions of any series of Preferred Stock, as well as the number of shares constituting such series and the designation thereof. The Preferred Stock, if issued, will rank senior to the common stock as to dividends and as to liquidation preference. Holders of Preferred Stock will have no preemptive rights. The issuance of shares of Preferred Stock could have an anti-takeover effect under certain circumstances. The issuance of shares of Preferred Stock could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of the Company or creating a class or series of Preferred Stock with voting rights. The issuance of shares of the Preferred Stock as an anti-takeover device might preclude stockholders from taking advantage of a situation which they believed could be favorable to their interests. No shares of Preferred Stock are outstanding, and the Company has no present plans to issue any shares of Preferred Stock.


                              PLAN OF DISTRIBUTION

        The securities being sold hereby may be offered to purchasers by any means permitted by the Securities Act directly by any of the holders of such securities or through underwriters, brokers, dealers or agents from time to time in one or more of the following types of transactions: (a) block trades in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal for resale by such broker or dealer for its account, (c) ordinary brokerage transactions and transaction in which the broker solicits purchasers, (d) privately negotiated transactions and (e) short sales. Such transactions may occur (1) in the over-the-counter market, (2) other than in the over-the-counter market or (3) through the writing of options (whether such options are listed on an options exchange or otherwise). Any such transactions may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the holders of such securities and such underwriters, brokers, dealers or agents or purchasers. If the holders of such securities effect such transactions by selling securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers, or agents may receive compensation in the form of discounts, concessions or commissions from the holders and/or the purchasers of securities for whom they may act as agent (which discounts, concessions or commission as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The holders of such securities and any dealers or agents that participate in the distribution of the securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions, or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

        The securities offered hereby may be sold pursuant to this document or pursuant to an available exemption from the registration requirements of the Securities Act, such as the provisions of Rule 144 promulgated under the Securities Act, to the extent applicable. Under the securities law of certain states, the securities offered hereby may be sold in such states only through registered or licensed brokers or dealers. In addition, if the common stock is delisted from the New York Stock Exchange, in certain states it is possible that the securities may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        At the time a particular offer of securities is made, to the extent required, a supplement to this prospectus will be distributed (or, if required, a post-effective amendment to the Registration Statement of which this prospectus is a part will be filed), which will identify the specific securities being offered and set forth the aggregate amount of securities being offered, the purchase price and the terms of the offering, including the name or names of the holders and of any underwriters, dealers or agents, the purchase price paid by any underwriter for securities purchased from the holders, any discounts, commissions and other items constituting compensation from the holders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. In addition, an underwritten offering will require clearance by the National Association of Securities Dealers, Inc. of the underwriter's compensation arrangements. The Company will not receive any of the proceeds from the sale by the holders of the securities offered hereby. All of the filing fees and other expenses of this Registration Statement will be borne in full by the Company, other than any underwriting fees, discounts and commissions relating to this offering.

        Pursuant to the registration rights agreement (the "Equity Registration Rights Agreement"), dated as of May 20, 1994, between Waxman Industries and the Huntington National Bank, as Warrant Agent, under the Warrant Agreement, Waxman Industries will use its best efforts to keep the Registration Statement of which this prospectus forms a part effective under the Act for a period of three years following the initial effective date of such Registration Statement (or such shorter period as permitted under the Equity Registration Rights Agreement). The Equity Registration Rights Agreement provides for cross-indemnification of the holders of the warrants and the common stock and the Company, to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the securities. The Equity Registration Rights Agreement also provides that in connection with an underwriting offering, the Company will indemnify the underwriters thereof, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided with respect to the indemnification of the holders signatory to such agreement, except with respect to information provided by such underwriters specifically for inclusion within the appropriate registration statement. The period beginning on the date the Equity Registration Statement is first declared effective by the SEC and ending on the date which is three years after the expiration of the warrants or, if earlier, the date on which all warrants and Warrant Shares have been sold pursuant to the Equity Registration Statement or the date three years after all warrants have been exercised, is referred to as the "Effectiveness Period." In the event that the Equity Registration Statement is not filed or effective by, or continuously effective through, the dates referred to above or prior to the end of the Effectiveness Period, the SEC shall have issued a stop order suspending the effectiveness of the Equity Registration Statement or the prospectus contained in the Equity Registration Statement, as amended or supplemented, shall (x) not contain current information required by the Securities Act and the rules and regulations promulgated thereunder or (y) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company agreed to pay, or cause to be paid, as liquidated damages and not as a penalty, to each holder of a warrant or Warrant Share, an amount equal to $0.0025 per week per warrant or Warrant Share, as the case may be, for each week beginning on such date and ending 90 days thereafter. Such liquidated damages shall be increased by $0.0025 per week per warrant or Warrant Share, as the case may be, at the beginning of each subsequent 90-day period up to a maximum aggregate amount of $0.01 per week per warrant or Warrant Share, as the case may be.

        Each holder of the warrants or the common stock will be subject to applicable provisions, if any, of the Exchange Act and rules and regulations thereunder, including those provisions which limit the timing of purchases and sales of any of the securities by the holders. All of the foregoing may affect the marketability of the securities.

        The warrants, originally issued by the Company in 1994 contained legends as to their restricted transferability. In addition, the certificates for common stock issuable upon exercise of the warrants would contain legends as to their restricted transferability. Upon the effectiveness of the Registration Statement of which this prospectus forms a part and the transfer of the securities pursuant thereto, these legends will no longer be necessary, and accordingly, new certificates representing such securities will be issued to the transferee without any such legends unless otherwise required by law.

                                  LEGAL MATTERS

        The legality of the securities covered by this prospectus has been passed upon by Swidler Berlin Shereff Friedman, LLP, New York, New York, counsel to the Company.

                                     EXPERTS

        The consolidated financial statements of the Company as of June 30, 1997 and June 30, 1998 and for each of the three years in the period ended June 30, 1998 appearing in the Company's Annual Report and incorporated by reference in this prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an emphasis of matter paragraph that described the maturities of certain of the Company's debt obligations and that management's projections indicate that there will not be sufficient cash flow from operations to fund these obligations and an explanatory paragraph with respect to the change in the method of accounting for certain long-lived assets and procurement costs as discussed in Notes 3 and 5 to the consolidated financial statements.

                    WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES
              INDEX TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                                                       PAGE
                                                                       ----
Description of Transaction                                              F-2
Pro Forma Financial Information:
   Condensed Consolidated Balance Sheet as of September 30, 1998        F-3
   Condensed Consolidated Statement of Operations for the Three Months
      Ended September 30, 1998                                          F-4
   Notes to Condensed Consolidated Financial Information                F-5
   Condensed Consolidated Balance Sheet as of June 30, 1998             F-6
   Condensed Consolidated Statement of Operations for the
      Year Ended June 30, 1998                                          F-7
   Notes to Condensed Consolidated Financial Information                F-8

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

         The accompanying unaudited pro forma condensed consolidated financial information gives effect to: (i) the sale of certain assets and liabilities of U.S. Lock, a division of WOC Inc. ("WOC"), an indirect wholly-owned subsidiary of Waxman Industries, Inc. ("Waxman" or the "Company") (the "U.S. Lock Sale"),
(ii) the application of the estimated net proceeds of the U.S. Lock Sale, including a reduction of a portion of WOC's outstanding debt under the credit agreement with BankAmerica Business Credit and the investment of the remaining net proceeds in short-term investments pending the reinvestment of such funds in the remaining core businesses or further reduction of the Company's debt, (iii) the additional equity earnings from the purchase of U.S. Lock by Barnett Inc. ("Barnett"), in which the Company has a 44.4% ownership interest, and (iv) the adjustment for the deferred gain on the U.S. Lock Sale. The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 1998 has been prepared as if the U.S. Lock Sale occurred on July 1, 1997. The accompanying unaudited pro forma condensed consolidated balance sheet of the Company as of June 30, 1998 has been prepared as if the U.S. Lock Sale occurred as of that date. The unaudited pro forma condensed consolidated statement of operations for the three months ended September 30, 1998 has been prepared as if the U.S. Lock Sale occurred on July 1, 1998. The accompanying unaudited pro forma condensed consolidated balance sheet of the Company as of September 30, 1998 has been prepared as if the U.S. Lock Sale occurred as of that date.

         This information is not necessarily indicative of future consolidated results of operations or financial position and it should be read in conjunction with the separate historical financial statements and related notes of Waxman, incorporated herein by reference. In addition, while a significant amount of liquidity has been created as a result of the sale of U.S. Lock by the Company, a significant amount of cash flow from continuing operations that was available to the Company will no longer be available.

                             WAXMAN INDUSTRIES, INC.
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1998
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                WAXMAN         U.S. LOCK     PROCEEDS         PRO FORMA        PRO FORMA
                                              INDUSTRIES       SALE (1)      FROM SALE       ADJUSTMENTS        WAXMAN
                                              ----------       ---------     ---------       -----------        ------
ASSETS
   Current Assets:
     Cash                                       $    263       $       0      $ 22,788(3c)                     $  23,051
     Trade Receivables, net                       16,542          (2,574)                                         13,968
     Other Receivables                             2,546             (60)                                          2,486
     Inventories                                  24,099          (5,115)                                         18,984
Prepaid Expenses                                   3,495               8                                           3,503
                                                --------       ---------      --------         ---------       ---------
     Total Current Assets                         46,945          (7,741)       22,788                 0          61,992
                                                --------       ---------      --------         ---------       ---------
Investment in Barnett                             31,168              --            --                88(4)       31,256
                                                --------       ---------      --------         ---------       ---------
Property and Equipment:
   Land                                            1,379              --            --                --           1,379
   Buildings                                       7,654          (3,877)           --                             3,777
   Equipment                                      14,606          (1,724)           --                --          12,882
                                                --------       ---------      --------         ---------       ---------
                                                  23,639          (5,601)            0                 0          18,038
   Less Accumulated Depreciation
     and Amortization                             (9,732)          2,773            --                            (6,959)
Property and Equipment, net                       13,907          (2,828)            0                 0          11,079
Cost of Businesses in Excess of
   Net Assets Acquired, net                        8,122              --            --                --           8,122
Unamortized Debt Issuance Costs, net               3,333              --            --                --           3,333
Other Assets                                       4,484             (22)           --                             4,462
                                               ---------       ---------      --------         ---------       ---------
     Total Assets                              $ 107,959       ($ 10,591)     $ 22,788         $      88       $ 120,244
                                               =========       =========      ========         =========       =========
LIABILITIES
   Current Liabilities:
     Current Portion of
       Long - Term Debt                        $  17,662              --     ($  5,937)(3b)           --       $  11,725
     Senior Subordinated Notes                       895              --            --                --             895
     Accounts Payable                              9,539          (1,839)           --                --           7,700
     Accrued Liabilities                           6,770            (792)           --                --           5,978
     Accrued Taxes                                   227              --                                             227
     Accrued Interest                                368              --            --                --             368
                                               ---------       ---------     ---------         ---------       ---------
         Total Current Liabilities                35,461          (2,631)       (5,937)                0          26,893
                                               ---------       ---------     ---------         ---------       ---------
Long-Term Debt, net of
   current portion                                   796              --            --                --             796
Senior Secured Deferred Coupon
Notes, net                                        84,043              --            --                --          84,043
Senior Notes                                      35,855              --            --                --          35,855
Deferred Gain                                         --              --            --             9,220(6)        9,220
Stockholders' Equity:
   Preferred Stock                                    --              --            --                --              --
   Common Stock                                       98              --            --                --              98
   Class B Common Stock                               21              --            --                --              21
   Paid-in Capital                                21,731              --            --                --          21,731
   Retained Deficit                              (68,909)         (7,960)       28,725(3a)        (9,132)        (57,276)
                                              ----------       ---------     ---------         ---------       ---------
                                                 (47,059)         (7,960)       28,725            (9,132)        (35,426)
   Cumulative Currency
     Translation Adjustment                       (1,137)             --            --                --          (1,137)
                                              ----------       ---------     ---------         ---------       ---------
     Total Stockholders' Equity                  (48,196)         (7,960)       28,725            (9,132)        (36,563)
                                              ----------       ---------     ---------         ---------       ---------
     Total Liabilities and Equity             $  107,959       ($ 10,591)    $  22,788         $      88       $ 120,244
                                              ==========       =========     =========         =========       =========

                             WAXMAN INDUSTRIES, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                WAXMAN         U.S. LOCK     PROCEEDS         PRO FORMA        PRO FORMA
                                              INDUSTRIES       SALE (1)      FROM SALE       ADJUSTMENTS        WAXMAN
                                              ----------       ---------     ---------       -----------        ------
Net Sales                                     $   28,229        ($ 6,549)        $   0        $     0         $   21,680
Cost of Sales                                     19,141          (4,392)            0              0             14,749
                                              ----------        --------         -----        -------         ----------
Gross Profit                                       9,088          (2,157)            0              0              6,931
Operating Expenses                                 8,247          (1,331)           --             --              6,916
Restructuring and
  Non-recurring charges                            1,350              --            --             --              1,350
                                              ----------        --------         -----        -------         ----------
Operating Loss                                      (509)           (826)            0              0             (1,335)
Equity Earnings of Barnett                         1,527                                           88(4)           1,615
Interest Expense, net                              4,310                                         (443)(5)          3,867
                                              ----------        --------         -----        -------         ----------
Loss before Income Taxes                          (3,292)           (826)            0            531             (3,587)
Provision for Income Taxes                           186             (31)           --             --                155
                                              ----------        --------         -----        -------         ----------
Net Loss                                      ($   3,478)       ($   795)        $   0        $   531         ($   3,742)
                                              ==========        ========         =====        =======         ==========
Basic and Diluted Loss
   Per Share                                  ($    0.29)                                                     ($    0.31)
                                              ==========                                                      ==========
Weighted Average Shares
   and Equivalents                                12,057                                                          12,057

                             WAXMAN INDUSTRIES, INC.
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                               SEPTEMBER 30, 1998
                                   (UNAUDITED)

(1) Represents the U.S. Lock assets sold to and liabilities assumed by Barnett Inc.

(2) Represents the U.S. Lock income statement, excluding an allocated corporate charge, but including an adjusted federal tax provision.

(3)      Represents the following proceeds, expenses and payments:
                  Gross proceeds                                          $33,000
                  Compensation to Co-Chief Executive Officers              (3,800)
                  Bonuses to other management personnel                      (375)
                  Legal, accounting and other fees                           (100)
                                                                        ---------

(3a)          Proceeds, net of expenses                                    28,725

(3b)     Reduction in bank credit facility collateralized
         by U.S. Lock assets                                               (5,937)
                                                                        ---------

(3c)     Excess cash                                                      $22,788
                                                                        =========

(4)      Represents the additional equity earnings for U.S.
         Lock's net income based on the 44.4% ownership interest in Barnett by the Company. The operating income of U.S. Lock has been adjusted for interest expense incurred by Barnett to fund the purchase and Barnett's tax provision.

US Lock operating income                                                     $826
Estimated interest expense                                                    495
                                                                        ---------

Pretax income                                                                 331
Estimated tax                                                                 132
                                                                        ---------

US Lock net income                                                           $199
Waxman's ownership interest                                                 44.40%
                                                                        ---------

Additional equity income                                                      $88
                                                                        ---------

(5) Represents the reduction in interest expense from the partial repayment of the bank credit facility and interest income from the investment of the cash balance in a short term cash management program earning 5.5%.

Net cash invested                                                         $22,788
Investment income rate                                                       5.50%
                                                                        ---------

Investment income per year                                                 $1,253
                                                                        ---------

Investment income per quarter                                                $313
                                                                        ---------

Interest savings on bank credit facility:
Loan repaid                                                                $5,937
Interest rate                                                                8.76%
                                                                        ---------

Annualized savings                                                           $520
                                                                        ---------

Quarterly Savings                                                            $130
                                                                        ---------


                                       F-5




(6) Represents the deferral of 44.4% of the gain on the sale of U.S. Lock due to the Company's equity ownership interest in Barnett. The deferred gain will be recognized as Barnett amortizes its goodwill created in the acquisition of U.S. Lock or as the Company reduces its equity interest in Barnett.

Gross proceeds                                                            $33,000
Expenses                                                                   (4,275)
                                                                        ---------

Subtotal                                                                   28,725
Net assets sold                                                            (7,960)
                                                                        ---------

Gain on sale                                                               20,765
Percentage owned of Barnett                                                 44.40%
                                                                        ---------

Deferred gain                                                              $9,220
                                                                        ---------

                             WAXMAN INDUSTRIES, INC.
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1998
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                WAXMAN         U.S. LOCK     PROCEEDS         PRO FORMA        PRO FORMA
                                              INDUSTRIES       SALE (1)      FROM SALE       ADJUSTMENTS        WAXMAN
                                              ----------       ---------     ---------       -----------        ------
ASSETS:
   Current Assets:
     Cash                                     $       72      $        0     $  22,788(3c)    $       --      $   22,860
     Trade Receivables, net                       15,503          (2,478)                                         13,025
     Other Receivables                             3,152             (82)                                          3,070
     Inventories                                  26,162          (5,655)                                         20,507
     Prepaid Expenses                              3,060             (57)                                          3,003
                                              ----------      ----------     ---------        ----------      ----------
         Total Current Assets                     47,949          (8,272)       22,788                 0          62,465
                                              ----------      ----------     ---------        ----------      ----------
Investment in Barnett                             29,641              --            --               220(4)       29,861
                                              ----------      ----------     ---------        ----------      ----------
Property and Equipment:
   Land                                            1,379              --            --                --           1,379
   Buildings                                       7,397          (3,857)           --                --           3,540
   Equipment                                      13,541          (1,322)           --                --          12,219
                                              ----------      ----------     ---------        ----------      ----------
                                                  22,317          (5,179)            0                 0          17,138
   Less Accumulated Depreciation
     and Amortization                             (9,346)          2,718            --                --          (6,628)
                                              ----------      ----------     ---------        ----------      ----------
Property and Equipment, net                       12,971          (2,461)            0                 0          10,510
                                              ----------      ----------     ---------        ----------      ----------
Cost of Businesses in Excess of
   Net Assets Acquired, net                        8,189              --            --                --           8,189
Unamortized Debt Issuance
   Costs, net                                      3,524              --            --                --           3,524
Other Assets                                       3,469            (137)           --                --           3,332
                                              ----------      ----------     ---------        ----------      ----------
   Total Assets                               $  105,743      ($  10,870)    $  22,788        $      220      $  117,881
                                              ==========      ==========     =========        ==========      ==========

LIABILITIES:
   Current Liabilities:
     Current Portion of
       Long - Term Debt                       $   14,969      $       --     ($  5,937)(3b)   $       --      $    9,032
     Senior Subordinated Notes                       895              --            --                --             895
     Accounts Payable                              8,473          (1,590)           --                --           6,883
     Accrued Liabilities                           6,500            (743)           --                --           5,757
     Accrued Taxes                                   250              --            --                --             250
     Accrued Interest                              1,339              --            --                --           1,339
                                              ----------      ----------     ---------        ----------      ----------
         Total Current Liabilities                32,426          (2,333)       (5,937)                0          24,156
                                              ----------      ----------     ---------        ----------      ----------
Long-Term Debt, net of current
   portion                                           838              --            --                 -             838
Senior Secured Deferred Coupon
   Notes, net                                     81,368              --            --                --          81,368
Senior Notes                                      35,855              --            --                --          35,855
Deferred Gain                                         --              --            --             8,963(6)        8,963
Stockholders' Equity:
   Preferred Stock                                    --              --            --                --              --
   Common Stock                                       98              --            --                --              98
   Class B Common Stock                               21              --            --                --              21
   Paid-in Capital                                21,731              --            --                --          21,731
   Retained Deficit                              (65,431)         (8,537)       28,725(3a)        (8,743)        (53,986)
                                              ----------      ----------     ---------         ---------      ----------
                                                 (43,581)         (8,537)       28,725            (8,743)        (32,136)
   Cumulative Currency
     Translation Adjustment                       (1,163)             --            --                --          (1,163)
                                              ----------      ----------     ---------         ---------      ----------
         Total Stockholders' Equity              (44,744)         (8,537)       28,725            (8,743)        (33,299)
                                              ----------      ----------     ---------         ---------      ----------
         Total Liabilities
           and Equity                         $  105,743      ($  10,870)    $  22,788         $     220      $  117,881
                                              ==========      ==========     =========         =========      ==========

                             WAXMAN INDUSTRIES, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1998
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                WAXMAN         U.S. LOCK     PROCEEDS         PRO FORMA        PRO FORMA
                                              INDUSTRIES       SALE (2)      FROM SALE       ADJUSTMENTS        WAXMAN
                                              ----------       ---------     ---------       -----------        ------
Net Sales                                     $  105,662       ($ 22,762)     $      0          $      0      $   82,900
Cost of Sales                                     69,429         (15,177)            0                 0          54,252
                                              ----------       ---------      --------          --------      ----------
Gross Profit                                      36,233          (7,585)            0                 0          28,648
Operating Expenses                                30,290          (4,780)           --                --          25,510
Restructuring and
   Non-recurring charges                              24              --            --                --              24
                                              ----------       ---------      --------          --------      ----------

Operating Income                                   5,919          (2,805)            0                 0           3,114

Equity Earnings of Barnett                         6,341                                             220(4)        6,561
Interest Expense, net                             16,031                                          (1,773)(5)      14,258
                                              ----------       ---------      --------          --------      ----------
Loss before Income Taxes and
   Extraordinary Charge                           (3,771)         (2,805)            0             1,993          (4,583)
Provision for Income Taxes                           537            (104)           --                --             433
Extraordinary Charge                                 192                                                             192
                                              ----------       ---------      --------          --------      ----------
Net Loss                                      ($   4,500)      ($  2,701)     $      0          $  1,993      ($   5,208)
                                              ==========       =========      ========          ========      ==========
Basic and Diluted Loss Per Share:
   From Continuing Operations
     before
   Extraordinary Charge                       ($    0.35)                                                     ($    0.41)
   Extraordinary Charge                            (0.02)                                                          (0.02)
                                              ----------                                                      ----------
   Net Loss                                   ($    0.37)                                                     ($    0.43)
                                              ==========                                                      ==========
Weighted Average Shares
   and Equivalents                                12,026                                                          12,026

                             WAXMAN INDUSTRIES, INC.
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  JUNE 30, 1998
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

(1) Represents the U.S. Lock assets sold to and liabilities assumed by Barnett Inc.

(2) Represents the U.S. Lock income statement, excluding an allocated corporate charge, but including an adjusted federal tax provision.

(3)      Represents the following proceeds, expenses and payments:
                  Gross proceeds                                            $33,000
                  Compensation to Co-Chief Executive Officers                (3,800)
                  Bonuses to other management personnel                        (375)
                  Legal, accounting and other fees                             (100)
                                                                          ---------

(3a)          Proceeds, net of expenses                                      28,725

(3b)          Reduction in bank credit facility collateralized by
              U.S. Lock assets                                               (5,937)
                                                                          ---------

(3c)          Excess cash                                                   $22,788
                                                                          =========

(4) Represents the additional equity earnings for U.S. Lock's net income based on the 44.4% ownership interest in Barnett by the Company. The operating income of U.S. Lock has been adjusted for interest expense incurred by Barnett to fund the purchase and Barnett's tax provision.

US Lock operating income                                                     $2,805
Estimated interest expense                                                    1,980
                                                                          ---------

Pretax income                                                                   825
Estimated tax                                                                   330
                                                                          ---------

US Lock net income                                                             $495
Waxman's ownership interest                                                   44.40%
                                                                          ---------

Additional equity income                                                       $220
                                                                          ---------

(5) Represents the reduction in interest expense from the partial repayment of the bank credit facility and interest income from the investment of the cash balance in a short term cash management program earning 5.5%.

Net cash invested                                                           $22,788
Investment income rate                                                         5.50%
                                                                          ---------

Investment income per year                                                   $1,253
                                                                          ---------

Interest savings on bank credit facility:
Loan repaid                                                                  $5,937
Interest rate                                                                  8.76%
                                                                          ---------

Annualized savings                                                             $520
                                                                          ---------



                                       F-9





(6) Represents the deferral of 44.4% of the gain on the sale of U.S. Lock due to the Company's equity ownership interest in Barnett. The deferred gain will be recognized as Barnett amortizes its goodwill created in the acquisition of U.S. Lock or as the Company reduces its equity interest in Barnett.

Gross proceeds                                                              $33,000
Expenses                                                                     (4,275)
                                                                          ---------

Subtotal                                                                     28,725
Net assets sold                                                              (8,537)
                                                                             ------

Gain on sale                                                                 20,188
Percentage owned of Barnett                                                   44.40%
                                                                          ---------

Deferred gain                                                                $8,963
                                                                          ---------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY ANY SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                                TABLE OF CONTENTS
                                                                           PAGE


ABOUT THIS PROSPECTUS......................................................   2

WHERE YOU CAN FIND MORE INFORMATION........................................   2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................   2

PROSPECTUS SUMMARY.........................................................   4

RISK FACTORS...............................................................  10

USE OF PROCEEDS............................................................  15

SELLING SECURITY HOLDERS...................................................  15

DESCRIPTION OF THE WARRANTS................................................  15

DESCRIPTION OF CAPITAL STOCK...............................................  16

PLAN OF DISTRIBUTION.......................................................  17

LEGAL MATTERS..............................................................  18

EXPERTS  ..................................................................  19

INDEX TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION ..................... F-1


                             WAXMAN INDUSTRIES, INC.

                                    2,734,800
                                   Warrants to
                              Purchase Common Stock

                                 ---------------

                                    2,950,000
                                    Shares of
                                  Common Stock
                            Par Value $.01 Per Share

                                 ---------------

                                   Prospectus

                                 ---------------

                                            , 1999

                                 ---------------

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following expenses incurred in connection with this Registration Statement will be paid by the Company. The Selling Security Holders will not bear any of such expenses.

          Filing Fees - Securities and Exchange Commission      $       --
          Accounting Fees and Expenses                               5,000*
          Legal Fees and Expenses                                   15,000*
          Printing Fees and Expenses                                 2,500*
          Miscellaneous Expenses                                     2,500*
                                                                -----------
          Total                                                 $   25,000*

*         Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The indemnification of officers and directors of the Registrant is governed by Section 145 of the DGCL and the Certificate of Incorporation of the Company (the "Certificate"). Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority of the directors who were not parties to the action, suit or proceeding, even though less than a quorum, or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or by the stockholders. The statute authorizes the corporation to pay expenses (including attorneys' fees) incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. Such expenses (including attorneys' fees) incurred by other employees and agents may be paid upon such terms and conditions, if any, as the Board may determine. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

           The Certificate of Incorporation of the Company provides that each person who is a party to or involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all expense, liability and loss reasonably incurred by such person in connection therewith. The Certificate of Incorporation provides that the right to indemnification contained therein is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. The Company maintains directors' and officers' liability insurance covering certain liabilities incurred by the directors and officers of the Company in connection with the performance of their duties.



ITEM 16.  EXHIBITS

4.1(1) Indenture, dated as of May 20, 1994, by and between Waxman Industries, Inc. and The Huntington National Bank, as Trustee, with respect to the Senior Secured Deferred Coupon Notes, including the form of Senior Secured Deferred Coupon Notes (Exhibit 4.1 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

4.2(2) First Supplemental Indenture, dated as of January 19, 1996, by and between Waxman Industries, Inc. and The Huntington National Bank, as Trustee.

4.3(1) Warrant Agreement, dated as of May 20, 1994, by and between Waxman Industries, Inc. and The Huntington National Bank, as Warrant Agent (Exhibit 4.2 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

4.4(1) Warrant Certificate (Exhibit 4.3 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

5.1(1) Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding legality (filed as Exhibit 5.1 to this Registration Statement).

10.1(1) Lease between Waxman Industries, Inc. as Lessee and Aurora Investment Co. as Lessor dated June 30, 1992 (Exhibit 10.1 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-5888, incorporated herein by reference).

10.2(1) Policy Statement (revised as of June 1, 1980) regarding Waxman Industries, Inc.'s Profit Incentive Plan (Exhibit 10(c)-1 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1984, File No. 0-5888, incorporated herein by reference).

10.3(1) Form of Stock Option Agreement between Waxman Industries, Inc. and its Directors (Exhibit 10.5 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1991, File No. 0-5888, incorporated herein by reference).

10.4(1) Employment Contract dated January 1, 1992 between Waxman Industries, Inc. and John S. Peters (Exhibit 10.6 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-5888, incorporated herein by reference).

10.5(1) Employment Agreement dated November 1, 1994 between Waxman Consumer Products Group Inc. and Laurence Waxman. (Exhibit 10.6 to Waxman Industries, Inc.'s Amendment No. 4 on Form S-2 to Form S-1 filed October 10, 1995, Registration No. 33-54211, incorporated herein by reference).

10.6(1) Tax Sharing Agreement dated May 20, 1994 among Waxman Industries, Inc., Waxman USA, Barnett Inc., Waxman Consumer Products Group Inc., WOC Inc. and Western American Manufacturing, Inc. (Exhibit 10.6 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.7(1) Intercorporate Agreement dated May 20, 1994 among Waxman Industries, Inc., Waxman USA, Barnett Inc., Waxman Consumer Products Group Inc., WOC Inc. and Western American Manufacturing, Inc. (Exhibit 10.7 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.8(2) Intercorporate Agreement dated March 28, 1996 among Barnett Inc., Waxman Industries, Inc., Waxman USA Inc., Waxman Consumer Products Group Inc., WOC Inc. and TWI, International Inc.

10.9(1) Credit Agreement dated as of May 20, 1994 among Waxman USA, Inc., Barnett Inc., Waxman Consumer Products Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citicorp USA, Inc. as Agent, and certain exhibits thereto (Exhibit 10.8 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.10(1) Term Loan Credit Agreement dated as of May 20, 1994 among Waxman USA Inc., Barnett Inc., Waxman Consumer Products Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A., as Agent (Exhibit 10.9 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.11(1) Amendment No. 2 to the Term Loan Agreement and Amendment No. 1 to the Revolving Credit Agreement among Waxman USA Inc., Barnett Inc., Waxman Consumer Products Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A., as Agent. (Exhibit 10.11 to Waxman Industries, Inc.'s Amendment No. 4 on Form S-2 to Form S-1 filed October 10, 1995, Registration No. 33-54211, incorporated herein by reference).

10.12(2) Amended and Restated Credit Agreement dated as of April 3, 1996 among Waxman USA Inc., Waxman Consumer Products Group Inc., WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A., as agent, and certain exhibits thereto.

10.13(2) Standstill Agreement dated March 28, 1996 between Waxman Industries, Inc. and Barnett Inc.

10.14(2) Indenture, dated as of April 3, 1996, by and between Waxman USA Inc. and the United States Trust Company of New York, as Trustee, with respect to the 111/8% Senior Notes due 2001 of Waxman USA Inc., including the form of Senior Notes.

10.15(2) Registration Rights Agreement, dated as of April 3, 1996, by and between Waxman USA Inc. and the United States Trust Company of New York.

10.16(1) Loan and Security Agreement dated as of June 28, 1996 among the Financial Institutions named therein and BankAmerica Business Credit, Inc., as the Agent, Waxman Consumer Products Group Inc. and WOC Inc., including certain exhibits thereto (Exhibit 4.33 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1996, File No. 001-10273, incorporated herein by reference).

10.17(1) Waxman Industries, Inc. 1996 Non-Employee Directors' Restricted Share Plan (Exhibit A to Waxman Industries, Inc. 1996 Proxy Statement, File No. 001-10273, incorporated herein by reference).

10.18(3) SAR Agreement, dated as of March 29, 1996, between Waxman Industries, Inc. and Armond Waxman.

10.19(3) SAR Agreement, dated as of March 29, 1996, between Waxman Industries, Inc. and Melvin Waxman.

10.20(3) SAR Agreement, dated as of September 27, 1996, between Waxman Industries, Inc. and Laurence Waxman.

10.21(1) Asset Purchase Agreement, dated as of December 18, 1998, among Waxman Industries, Inc., WOC Inc. and Barnett Inc. (Exhibit 3 to Waxman Industries, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1998, File No. 0-5888, incorporated by reference herein).

12.1(1) Statement re: computation of ratio (Exhibit 12.1 to Waxman Industries, Inc.'s Form S-1 filed July 18, 1995, incorporated herein by reference).

13.1(1) Waxman Industries, Inc.'s Annual Report on Form 10-K for its fiscal year ended June 30, 1998 (File No. 0-5888, incorporated herein by reference).

13.2(1) Waxman Industries, Inc.'s Quarterly Report on Form 10-Q for its first quarter ended September 30, 1998 (File No. 0- 5888, incorporated herein by reference).

23.1       Consent of Arthur Andersen LLP.

23.2(1) Consent of Shereff, Friedman, Hoffman & Goodman, LLP (contained in its opinion filed as Exhibit 5.1 to this Registration Statement).

24.1(3)    Power of Attorney.

------------------
(1)        Incorporated herein by reference as indicated.
(2)        Filed on April 15, 1996.
(3)        Filed on January 24, 1997.


           (b)    Financial Statement Schedules

                  All schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements including notes thereto.


ITEM 17.   UNDERTAKINGS

           A.     The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value in securities offered would not exceed that which was registered) and any deviation from the low or high end of the maximum offering range may be reflected on the form of prospectus filed with the Commission pursuant Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Waxman Industries, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio on the 26th day of January, 1999.


                                             WAXMAN INDUSTRIES, INC.


                                             By: /s/ Armond Waxman
                                                -------------------------------
                                                 Armond Waxman
                                                 President, Co-Chief Executive
                                                 Officer and Director


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                       Title                      Date
          ---------                       -----                      ----
              *                 Chairman of the Board,         January 26, 1999
----------------------------    Co-Chief Executive Officer
       Melvin Waxman            and Director

     /s/ Armond Waxman          President, Co-Chief Executive  January 26, 1999
----------------------------    Officer and Director
       Armond Waxman

              *                 Senior Vice President          January 26, 1999
----------------------------    and Director
       Laurence Waxman

              *                 Vice-President-Finance and     January 26, 1999
----------------------------    Chief Financial
       Mark Wester              Officer

              *                 Director                       January 26, 1999
----------------------------
       William R. Pray

              *                 Director                       January 26, 1999
----------------------------
       Irving Friedman

              *                 Director                       January 26, 1999
----------------------------
       Judy Robins

by: /s/ Armond Waxman
   -------------------------
    Attorney-In-Fact